SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For September 30, 2014

MetroGas Inc.

(Translation of registrant’s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: November 13, 2014
	By:	/s/ Marcelo Adrián Nuñez
	Name:	Marcelo Adrián Nuñez
	Title:	CEO

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS AS OF SEPTEMBER 30, 2014 AND COMPARATIVES

METROGAS S.A.

CONDENSED INTERIM FINANCIAL CONSOLIDATED STATEMENTS AS OF SEPTEMBER 30, 2014 AND COMPARATIVES

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year: No. 23 (commenced on January 1° 2014).

Condensed Consolidated Interim Financial Statements as of September 30, 2014 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013

Parent Company: YPF S.A.

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products, and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their byproducts.

Percentage of votes held by parent company: 70%

Composition in Common Stock as of 09.30.14:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock as of 09.30.14	569,171

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 (Stated in thousands of pesos)

	Notes	09.30.14	12.31.13
Assets
Non current Assets
Properties, plant and equipment	10	1,903,131	1,849,603
Deferred tax assets	27	4,833	1,107
Other investment		1,122	909
Investment properties	11	2,471	5,339
Other receivables	13	12,744	3,633

Total Non current assets		1,924,301	1,860,591

Current assets
Trade receivables	12	937,444	339,257
Other receivables	13	62,456	28,558
Cash and cash equivalents	14	93,574	116,592

Total Current assets		1,093,474	484,407

Total assets		3,017,775	2,344,998

Shareholders’ Equity
Issued capital	15	569,171	569,171
Adjustment to issued capital		—	684,769
Legal reserve		—	45,376
Unappropriated retained losses		(502,248)	(878,082)

Equity attributable to the owners		66,923	421,234

Non-controlling interest		2,650	2,883

Total Shareholders’ Equity	15	69,573	424,117

Liabilities
Non current Liabilities
Financial debt	17	1,302,621	952,726
Deferred tax liabilities	27	213,147	224,739
Reorganization liabilities	18	16,521	17,040
Other taxes payable	16	7,030	7,898
Provisions	19	86,877	58,304

Total Non current Liabilities		1,626,196	1,260,707

Current Liabilities
Trade payable	20	890,601	461,589
Salaries and social security	21	93,953	61,010
Income tax and minimum presumed income tax (“MPIT”) liability		20,411	32,269
Other taxes payable	16	142,861	94,157
Financial debt	17	138,681	398
Other accounts payable	22	35,499	10,751

Total Current Liabilities		1,322,006	660,174

Total Liabilities		2,948,202	1,920,881

Total Liabilities and Shareholders’ Equity		3,017,775	2,344,998

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE NINE AND THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2014 AND 2013

(Stated in thousands of pesos)

		For the nine months period ended		For the three months period ended
	Notes	09.30.14	09.30.13	09.30.14	09.30.13
Revenues	23	2,570,437	1,449,370	1,199,271	599,795
Operating costs	24	(1,947,600)	(1,056,963)	(894,085)	(413,905)

Gross profit		622,837	392,407	305,186	185,890

Administration expenses	24	(241,256)	(159,537)	(92,800)	(60,716)
Selling expenses	24	(262,882)	(193,298)	(117,962)	(72,799)
Other income and expenses	25	(11,977)	51,840	(11,971)	52,843

Operating income		106,722	91,412	82,453	105,218

Finance income	26	14,027	12,621	5,113	6,421
Finance cost	26	(449,971)	(217,423)	(105,629)	(92,311)

Net financial results		(435,944)	(204,802)	(100,516)	(85,890)

Debt restructuring result		—	757,470	—	—

Result before income tax		(329,222)	644,080	(18,063)	19,328

Income tax and minimum presumed income tax	27	(25,322)	(237,911)	(2,447)	(10,806)

Net result for the period		(354,544)	406,169	(20,510)	8,522

Other comprehensive result		—	—	—	—

Net and comprehensive result for the period		(354,544)	406,169	(20,510)	8,522

Net and comprehensive result for the period attributable to controlling interest		(354,311)	405,190	(21,105)	7,464
Net and comprehensive result for the period attributable to non-controlling interest		(233)	979	595	1,058

Net and comprehensive result for the period		(354,544)	406,169	(20,510)	8,522

Net result per share
Basic and diluted	28	(0.62)	0.71	(0.04)	0.01

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2014 AND 2013 (Stated in thousands of pesos)

	Issued capital	Adjustment to issued capital	Legal reserve	Unappropriated retained earnings	Attributable to the owners of the parent	Attributable to Non-controlling interest	Total Shareholders’ Equity
Balance as of December 31, 2012	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287

Net and comprehensive result for the nine months period ended September 30, 2013	—	—	—	405,190	405,190	979	406,169

Balance as of September 30, 2013	569,171	684,769	45,376	(727,828)	571,488	1,968	573,456

Net and comprehensive result for the three months period ended December 31, 2013	—	—	—	(150,254)	(150,254)	915	(149,339)

Balance as of December 31, 2013	569,171	684,769	45,376	(878,082)	421,234	2,883	424,117

Mandatory capital stock reduction, as decided by the General Shareholders’ Meeting of April 28, 2014	—	(684,769)	(45,376)	730,145	—	—	—

Net and comprehensive result for the nine months period ended September 30, 2014	—	—	—	(354,311)	(354,311)	(233)	(354,544)

Balance as of September 30, 2014	569,171	—	—	(502,248)	66,923	2,650	69,573

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2014 AND 2013

(Stated in thousands of pesos).

	09.30.14	09.30.13
Cash Flows generated by operating activities
Net result for the period	(354,544)	406,169
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax and MPIT	25,322	237,911
Income from sales of investment properties	(8,067)	—
Depreciation of properties, plant and equipment and investment properties	64,657	60,216
Net book value of disposals of properties, plant and equipment	3,463	7,238
Charge on provisions	42,701	(38,645)
Debt restructuring result (2)	—	(770,360)
Net financial results	434,109	205,385
Changes in assets and liabilities
Trade receivables	(607,968)	(166,449)
Other receivables	(40,434)	(4,599)
Trade payable	429,012	327,685
Salaries and social security	32,943	12,774
Income tax and MPIT liability	(30,776)	(21,759)
Other taxes payable	47,836	35,684
Provisions	—	(16)
Other accounts payable	24,748	1,029
Reorganization liabilities	(469)	—
Income tax and minimum presumed income tax paid in the period	(21,722)	(3,190)

Net cash flows generated by operating activities	40,811	289,073

Cash flows used in investing activities
Increase in properties, plant and equipment	(125,417)	(118,609)

Proceeds from sales of investment properties	8,295	—

Net cash flows used in investing activities	(117,122)	(118,609)
Cash flows generated by (used in) financing activities
Proceeds from loans	90,000	—
Payments of interests	(38,123)	(3,109)

Net cash flows generated by (used in) financing activities	51,877	(3,109)

Net (decrease) increase in cash and cash equivalents	(24,434)	167,355

Cash and cash equivalents at the beginning of year	116,592	153,208
Exchange differences on cash and cash equivalents	1,416	(1,508)
Cash and cash equivalents at the end of the period (1)	93,574	319,055

Net (decrease) increase in cash and cash equivalents	(24,434)	167,355

(1)	As of September 30, 2014 and 2013, funds collected and pending to be deposited for Trust Funds, Resolution I-2621/2013 and Trust Fund Decree No. 2407 amount to Ps. 137,597 thousand and Ps. 86,744 thousand, respectively.
(2)	Exclude debt restructuring expenses for Ps. 12,890 thousand.

The main transactions that do not generate cash movements are described in Note 17.

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

1.	GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on Buenos Aires Stock Exchange (“BCBA”) and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company’s filing for reorganization proceeding. At the time of issuance of these financial statements the NYSE keeps the suspension of MetroGAS’ADSs trading.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment. As of September 30, 2014, the controlling shareholder of Gas Argentino S.A. is YPF S.A. (“YPF”) through its subsidiary YPF Inversora Energética S.A (“YIESA”).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) a sociedad anónima formed under the laws of Argentina, whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties in Argentina.

With respect to General Resolution No. 629 of “Comisión Nacional de Valores, (“CNV”), please be informed that the backup documents of the Company’s operations are filed with Iron Mountain warehouse at Amancio Alcorta 2482, City of Buenos Aires.

2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service.

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances.

In this context, as of September 30, 2014, the Company registered cumulative losses amounting to Ps. 502,248 thousand and consolidated negative working capital to Ps. 228,532 thousand.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

In Note 2 of the consolidated financial statements as of December 31, 2013 the aspects related to the economic and financial situation and regulatory framework are described.

There follow are described the significant developments occurred during the nine months period ended September 30, 2014.

2.1	Tariff Renegotiation

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting in readjust prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point.

The Provisional Agreement also contemplates the inclusion of pass through to tariffs resulting from changes in tax rules, except for the income tax, in accordance with a currently pending resolution. It also includes clauses related to costs oversight tariff revision based on operation and investment cost structure, and price indexes representative of such costs, which under certain premises triggers a revision procedure through which ENARGAS would assess the actual scale of variations in the licensee’s operating and investment costs, and thereby determine whether a distribution tariff adjustment is applicable.

The Provisional Agreement also provides that, from the execution date to December 21, 2015 (the date on which Law No. 25561 expires), UNIREN on behalf of the Grantor and the licensee shall reach a consensus with respect to the methodology, terms and timeline for the signing of the “Acta Acuerdo de Renegociación Contractual Integral” (the Comprehensive Contract Renegotiation Memorandum of Understanding).

On March 27, 2014, the National Government announced the reallocation of subsidies and on March 31, 2014 the Energy Secretariat (“ES”) issued ES Resolution No. 226/14 pursuant to which new natural gas prices and a plan to encourage responsible use of the natural gas were established.

Within this framework, new natural gas prices are established for Residential customers and for small general service customers for each of the production basins and user categories. These new prices will be applied by a mechanism of comparing consumption of same two-month/month period of current and previous year. Furthermore, a three-stage price revision is established to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For those customers that reduce their

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

consumption over 20%, basin prices as of March 31, 2014 as per ES Resolution No. 1417/2008 will remain the same. Customers whose reduction in consumption is between 5% and 20% will have a special and lower basin natural gas price compared to the price applied to those customers not able to reduce consumption or whose reduction is below 5%.

Through Note ENRG/SD No. 03097 dated April 7, 2014, ENARGAS notified Resolution No. I/2851, from the same date, wherein new tariff charts are approved and are stated to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. Such charts display changes in the final tariff of residential and full general service customers. These include changes in the gas price at the transmission system entry point, as a result of the application of the new prices per basin established by the aforementioned ES Resolution No. 226/14, the transportation tariff as a consequence of the new tariff chart effective for gas transportation companies that reflect the terms of their 2008 signed provisional agreements establish, and MetroGAS’ distribution margin after the signing of the Provisional Agreement.

In accordance with the price scheme established by the Energy Secretariat through ES Resolution No. 226/14, three tariff levels are established for each period, which are to be applied to customers according to their consumption in a month/two-month period in relation to the same period of the previous year.

Customers that register a decrease in consumption of over 20% will continue with the same tariff level as that in effect until March 31, 2014. Customers that achieve a reduction between 5% and 20% will be charged a tariff approximately 50% lower in relation with the actual price variation, which will be applied to customers unable to reduce their consumption or whose reduction is below 5%.

Furthermore, ENARGAS establishes that tariff charts applicable until March 31, 2014 shall still be applied to essential users (health care, public education religious institutions, etc.); and consumers eligible pursuant to Notes MPFIPyS N° 10/2009 from the Ministry of Federal Planning, Public Investment and Services dated August 13, 2009. Under that mechanism, the Licensee will also have different prices for the gas distribution service according to the customers’ consumption.

Through Note ENRG/SD No. 05747 dated May 13, 2014, ENARGAS notified on Resolution No. I/2904 from same date, whereby the methodology for the determination of user’s category based gas supply as from of April 1st, 2014 is approved.

Considering the aforementioned, the real impact will depend on a variable beyond the Company’s control, which is the reduction in consumption customers may have, which also will not only depend on their individual actions aimed at reducing the use of gas, but also on the effects of weather factors among others on the compared periods.

However, based on the Company´s estimates, the effect of the tariff increases would enable MetroGAS to continue operating as a going concern.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

2.2	Injunctions

On October 9, 2014, notice was served on MetroGAS of an injunction ordered by the Judge of First Instance of Avellaneda, which provided for the urgent, unfailing and immediate suspension within the jurisdiction of Avellaneda of the tariff increases mentioned in Resolution SE 226/2014 and Resolution ENARGAS 2851/2014, and further instructed that future invoices should consider rates effective as at March 31, 2014.

On October 10, 2014, MetroGAS filed a document with the competent court claiming partial notification in detriment of the defense in court, incompetence and illegitimate behavior, and requested the interruption of the deadlines to make appeals and the dismissal of the action as inadmissible.

On October 15, 2014, MetroGAS filed an appeal against the injunction and alleged the proceedings were null and void.

On October 21, 2014, MetroGAS filed a claim with the Administrative Court of Appeals in La Plata against the resolution that admitted the appeal without suspension of judgment.

On October 24, 2014, the Ombudsman of Avellaneda submitted a document to the Court of First Instance No. 9 in which he waived the injunction and requested the injunctive relief ordered on October 8, 2014, be dismissed. That same day both MetroGAS and the Planning Ministry agreed to the Ombudsman’s request.

Since the file had already been sent to the Administrative Court of Appeals in La Plata, the Court informed MetroGAS that, prior to ruling on this dismissal, the parties should wait for the file to be returned by the Court.

On October 27, 2014, MetroGAS submitted a document to the Administrative Court of Appeals in La Plata to report the dismissal of the proceedings by the Ombudsman and request the urgent return of the file to the Court of First Instance No. 9.

That same day notice was served upon MetroGAS from the Court of First Instance No. 9 with a copy of the (i) original claim lodged by the Ombudsman of Avellaneda and (ii) the court resolution dated October 8 which ordered the injunction.

Due to the late notice, originated before the dismissal of the Ombudsman, on October 29, 2014, MetroGAS presented a request to the Court of First Instance to suspend the process deadlines to answer the claim until the issue of the dismissal is solved.

At the time these financial statements are issued, MetroGAS is awaiting (i) the decision of the Administrative Court of Appeals in La Plata about the complaint, and (ii) of the Court of First Instance No. 9 about the dismissal of the Ombudsman’s action and the documents submitted by MetroGAS in that respect.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

2.3	New System for the Resolution of Consumption Conflicts

Law 26,993 about Resolution of Consumption Conflicts, which partially amends Law 24,240 of Consumer Defense, was enacted on September 17, 2014. The new Law 26,993 establishes specific rules which will govern the administrative and judicial proceedings for claims based on the protection of user and/or consumer rights. Therefore, and depending on the amount and purpose of the claim, the Law determines: (i) a Prior Settlement System in Consumption Relationships for claims below the equivalent amount of 55 minimum, vital and mobile wages (“SMVM”) and, (ii) an audit in Consumption Relationships for claims about responsibility for damage, as provided for in Chapter X of Title I of Law 24,240, not above the equivalent value of 15 SMVM. Finally, Law 26,993 establishes the creation of a special jurisdiction which, through its own process regulations, will deal with claims made for non-fulfillment of Law 24,240, not above the value equivalent to 55 SMVM.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

3.	BASIS FOR PRESENTATION OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been issued in accordance with the Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) which adopt the IFRS issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

In accordance with Title IV of the Informative Periodic Regime, Chapter I, Informative Regime, Section I, General Dispositions, Article 1, point b.1) of CNV rules, the Company has opted for presenting its condensed interim separated financial statements in condensed foreseen in the International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

These condensed interim consolidated financial statements are presented in thousands of pesos, except where expressly stated otherwise.

These condensed interim consolidated financial statements should be read together with the Company’s annual financial statements as of December 31, 2013 and comparatives.

The consolidated statement of profit and loss and other comprehensive income and the consolidated statement of cashflow for the nine-month period finished on September 30, 2013, submitted for comparison purposes, include certain reclassifications in order to state them on a uniform basis with the statements as at December 31, 2013 and the current period.

These condensed interim consolidated financial statements have been approved by the Board of Directors for issuance on November 3, 2014.

The condensed interim consolidated financial statements for the nine months periods ended September 30, 2014 and 2013 have not been audited. In the Company’s opinion these financial statements reflect all the adjustments necessary to be presented on a basis consistent with the annual consolidated financial statements.

4.	ACCOUNTING POLICIES

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with the ones applied in the financial statements for the fiscal year ended on December 31, 2013 which are detailed in Note 4 to those financial statements.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of consolidated financial statements as of a specified date requires that the Company makes estimates and judgments that affect the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed at such date, as well as expenses and revenues for the period. The Direction of the Company makes estimates in order to be able to calculate at a specified time, for instance, the allowance for doubtful accounts, depreciation, recoverable value of assets, income tax charges and provision for contingencies. Actual future results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

For the preparation of these condensed interim consolidated financial statements, the key judgments made by the Company when applying its accounting policies and the sources of information used for the respective estimates are consistent with those that were applied in the consolidated financial statements for the fiscal year ended on December 31, 2013, which are detailed in Note 5 to those financial statements.

6.	FINANCIAL RISK MANAGEMENT

The business of the Company exposes the Company to various financial risks: market risk, credit risk and liquidity risk. No significant changes have occurred during the nine-month period ended on September 30, 2014 in relation to financial risk factors and management policies with respect thereto, which are detailed in Note 6 to the consolidated financial statements as of December 31, 2013.

7.	FINANCIAL INSTRUMENTS

The tables below show the amounts carried for financial assets and financial liabilities by category of financial instrument, and a reconciliation with the line shown in the statement of financial position, as it may correspond.

	09.30.14
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	937,444	—	937,444
Other receivables	75,200	—	75,200
Cash and cash equivalents	48,341	45,233	93,574

Total	1,060,985	45,233	1,106,218

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	16,521	—	16,521
Trade payable	890,601	—	890,601
Other accounts payable	35,499	—	35,499
Financial debt	1,441,302	—	1,441,302

Total	2,383,923	—	2,383,923

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.13
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	339,257	—	339,257
Other receivables	32,191	—	32,191
Cash and cash equivalents	62,976	53,616	116,592

Total	434,424	53,616	488,040

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,040	—	17,040
Trade payable	461,589	—	461,589
Other accounts payable	10,751	—	10,751
Financial debt	953,124	—	953,124

Total	1,442,504	—	1,442,504

8.	INTERESTS IN SUBSIDIARIES

The table below shows the Company’s consolidated controlling interest:

Directly controlled company	Percentage of capital stock and voting rights held
	09.30.14	12.31.13
MetroENERGÍA	95%	95%

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

MetroENERGÍA’s corporate purpose is to carry out purchase and sales transactions and/or transportation services of natural gas for its own account, on behalf of or in association with third parties.

We have used the latest financial statements available at the end of every period or fiscal year of the Company.

The shareholders representing the Non-controlling interest decided at the General Ordinary Shareholders’ Meeting, dated March 26, 2014, to maintain their commitment by means of which they have renounced for the collection of dividends for as long as the financial debt of MetroGAS S.A. arising as a result of the restructuring and/or refinancing of the outstanding debt is cancelled, pursuant to which the dividends approved to Ps. 57,341 thousand shall be paid in full to the major shareholder, MetroGAS.

According to the provisions of MetroENERGÍA’s Board of Directors on March 26, 2014, considering cashflow availability and the financial conditions of the business, total dividends for

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

the amount of Ps. 8,000 thousands were made available to the company’s main shareholder, MetroGAS, and cancelled in August 2014. The minority shareholder has waived collection of those dividends.

9.	SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting prepared by the Chief Operating Decision Maker, for the purpose of resource allocation and performance assessment of the segment.

The primarily segments operated by the Company relate to the provision of the service of distribution of gas and, through MetroENERGÍA, of commercialization and/or transportation of natural gas for its own account, on behalf of or, in association with third parties.

	09.30.14
	MetroGAS Distribution	MetroENERGIA Trading	Eliminations	Total
Revenues	1,551,608	1,029,315	(10,486)	2,570,437
Operating income	73,654	85,980	(52,912)	106,722
Income on investments in companies	52,912	—	(52,912)	—
Finance income	7,492	6,535	—	14,027
Finance cost	(438,517)	(11,454)	—	(449,971)
Result before income tax	(357,371)	81,061	(52,912)	(329,222)
Income tax and minimum presumed income tax	3,060	(28,382)	—	(25,322)
Total net and comprehensive result for the period	(354,311)	52,679	(52,912)	(354,544)
Total assets	2,804,654	319,732	(106,611)	3,017,775
Total liabilities	2,737,731	266,742	(56,271)	2,948,202
Depreciation of PP&E and investment properties	(64,657)	—	—	(64,657)
Increase in PP&E	125,417	—	—	125,417
Investments in subsidiaries	50,340	—	(50,340)	—

	09.30.13
	MetroGAS Distribution	MetroENERGIA Trading	Eliminations	Total
Revenues	962,001	496,019	(8,650)	1,449,370
Operating income	67,661	61,813	(38,062)	91,412
Income on investments in companies	38,062	—	(38,062)	—
Finance income	8,538	4,083	—	12,621
Finance cost	(211,590)	(5,833)	—	(217,423)
Result before income tax	622,079	60,063	(38,062)	644,080
Income tax and minimum presumed income tax	(216,889)	(21,022)	—	(237,911)
Total net and comprehensive result for the period	405,190	39,041	(38,062)	406,169
Total assets	2,495,441	185,652	(81,431)	2,599,662
Total liabilities	1,923,953	146,301	(44,048)	2,026,206
Depreciation of PP&E and investment properties	(60,216)	—	—	(60,216)
Increase in PP&E	118,609	—	—	118,609
Investments in subsidiaries	37,383	—	(37,383)	—

The accounting policies for these reporting segments are the same ones followed by the Company and detailed in Note 4 to the consolidated financial statements as of December 31, 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

10.	PROPERTIES, PLANT AND EQUIPMENT

	ORIGINAL VALUE					DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASES	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	INCREASES	ACCUMULATED AT END OF PERIOD	NET BOOK VALUE 09-30-14	NET BOOK VALUE 12-31-13
Land	15,654	—	—	—	15,654	—	—	—	—	15,654	15,654
Building and civil constructions	71,833	—	1,332	(1,165)	72,000	27,559	(1,165)	1,063	27,457	44,543	44,274
High pressure mains	296,067	—	24,549	—	320,616	199,800	—	3,614	203,414	117,202	96,267
Medium and low pressure mains	1,910,404	—	53,824	(5,743)	1,958,485	645,791	(3,127)	33,002	675,666	1,282,819	1,264,613
Pressure regulating stations	82,456	—	171	—	82,627	44,216	—	2,070	46,286	36,341	38,240
Consumption measurement installations	360,055	—	7,650	(3,288)	364,417	188,599	(1,978)	10,417	197,038	167,379	171,456
Other technical installations	55,189	—	2,290	—	57,479	48,231	—	617	48,848	8,631	6,958
Machinery, equipment and tools	30,797	—	1,603	—	32,400	27,374	—	518	27,892	4,508	3,423
Computer and telecommunications equipment	226,673	—	16,136	(7)	242,802	180,926	(2)	11,573	192,497	50,305	45,747
Vehicles	13,215	—	—	—	13,215	10,309	—	672	10,981	2,234	2,906
Furniture and fixtures	5,476	—	—	—	5,476	5,464	—	2	5,466	10	12
Materials	41,582	27,844	(16,778)	(6,905)	45,743	—	—	—	—	45,743	41,582
Gas in pipelines	214	—	—	—	214	—	—	—	—	214	214
Work in progress	77,276	97,573	(101,055)	—	73,794	—	—	—	—	73,794	77,276
Distribution network extensions constructed by third parties	67,454	—	10,278	—	77,732	17,575	—	1,044	18,619	59,113	49,879

Subtotal	3,254,345	125,417	—	(17,108)	3,362,654	1,395,844	(6,272)	64,592	1,454,164	1,908,490	1,858,501

Allowance for obsolescence of materials	(3,183)	(1,793)	—	3,602	(1,374)	—	—	—	—	(1,374)	(3,183)
Allowance for disposal of properties, plant and equipment	(5,715)	(2,041)	—	3,771	(3,985)	—	—	—	—	(3,985)	(5,715)

Total as of September 30, 2014	3,245,447	121,583	—	(9,735)	3,357,295	1,395,844	(6,272)	64,592	1,454,164	1,903,131

Total as of December 31, 2013	3,103,668	159,227	—	(17,448)	3,245,447	1,322,738	(7,862)	80,968	1,395,844		1,849,603

As mentioned in Note 2.8.1 to the consolidated financial statements as of December 31, 2013, according to the license, a substantial portion of the Properties, plant and equipment are defined as “Essential Assets” and there are certain restrictions over them described in the mentioned note.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

11.	INVESTMENT PROPERTIES

	ORIGINAL VALUE			DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	DECREASE OF PERIOD	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	DECREASE OF PERIOD	ANNUAL RATE	INCREASES	ACCUMULATED AT END OF PERIOD	NET BOOK VALUE 09-30-14	NET BOOK VALUE 12-31-13
Land	1,847	(1,118)	729	—	—	—	—	—	729	1,847
Building	5,971	(2,922)	3,049	2,479	(1,237)	2.00%	65	1,307	1,742	3,492

Total as of September 30, 2014	7,818	(4,040)	3,778	2,479	(1,237)		65	1,307	2,471

Total as of December 31, 2013	7,818		7,818	2,359	—		120	2,479		5,339

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

12.	TRADE RECEIVABLES

	09.30.14	12.31.13
Current

Trade receivables	516,166	231,514
Unbilled revenues	426,650	110,877
Related parties	12,001	1,366
Tax on banking transactions to be recovered	11,904	9,875
Allowance for doubtful accounts	(29,277)	(14,375)

Total Current	937,444	339,257

The aging analysis of the trade receivables is as follows:

	09.30.14	12.31.13
-Past due
under 3 months	62,104	37,476
from 3 to 6 months	24,002	5,620
from 6 to 9 months	10,163	6,107
from 9 to 12 months	7,357	2,051
from 1 to 2 years	5,545	5,056
more than 2 years	12,313	8,935

Subtotal	121,484	65,245

-Becoming due
under 3 months	835,562	280,980
from 3 to 6 months	3,642	2,469
from 6 to 9 months	3,057	2,469
from 9 to 12 months	2,976	2,469

Subtotal	845,237	288,387

Allowance for doubtful accounts	(29,277)	(14,375)

Total	937,444	339,257

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	09.30.14	12.31.13
Pesos	703,538	225,010
US Dollars (US$)	233,906	114,247

Total	937,444	339,257

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The roll forward of the allowance for doubtful accounts is as follow:

	09.30.14	12.31.13
Balance at beginning of year	14,375	15,447
Revaluation of foreign currency	5,101	—
Increases / recoveries (*)	9,781	6,148
Decreases	20	(7,220)

Balance at end of period / year	29,277	14,375

(*)	Charged to Doubtfull account expenses (see Note 24. Expenses by nature)

13.	OTHER RECEIVABLES

	09.30.14	12.31.13
Non current:
Related parties	5,373	3,631
Social security and tax credits	3,467	—
Advances and anticipated purchases of gas	3,855	—
Expenses paid in advance	49	2

Subtotal non current	12,744	3,633

Current:
Advances to employees	408	233
Insurance paid in advance	439	196
Expenses paid in advance	2,556	1,035
Trust Fund Decree No. 2407	1,506	17,098
Social security and tax credits	6,505	200
Expenses recoverable	1,769	793
Related parties	468	615
Advances to suppliers	15,302	2,911
Advances and anticipated purchases of gas	13,219	—
Miscellaneous	20,284	5,477

Subtotal current	62,456	28,558

Total	75,200	32,191

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The aging analysis of the other receivables is as follows:

	09.30.14	12.31.13
-Past due
under 3 months	6,785	4,661
from 3 to 6 months	2,496	134
from 6 to 9 months	3,032	156
from 9 to 12 months	100	171
from 1 to 2 years	394	415
more than 2 years	728	479

Subtotal	13,535	6,016

-Without due	22	22

-Becoming due
under 3 months	47,875	21,690
from 3 to 6 months	680	478
from 6 to 9 months	212	266
from 9 to 12 months	132	86
from 1 to 2 years	4,734	2
more than 2 years	8,010	3,631

Subtotal	61,643	26,153

Total	75,200	32,191

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	09.30.14	12.31.13
Pesos	61,168	28,035
US Dollars (US$)	13,803	4,156
Pound sterling	229	—

Total	75,200	32,191

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

14.	CASH AND CASH EQUIVALENTS

In order to be considered for the consolidated statements of cash flows, cash and cash equivalents is as follows:

	09.30.14	12.31.13
Cash and banks	48,341	62,976
Mutual funds	45,233	53,616

Total	93,574	116,592

The carrying amount of the Company’s cash and cash equivalents is denominated in the following currencies:

	09.30.14	12.31.13
Pesos	91,663	115,078
US Dollars (US$)	1,808	1,431
Pound sterling	54	43
Euros	32	27
Reales	17	13

Total	93,574	116,592

As of September 30, 2014 and December 31, 2013, fund collected and pending to be deposit for Trust Funds, Resolution I-2621/2013 and Trust Fund Decree No. 2407 amount to Ps. 137,597 thousand and Ps. 77,273 thousand, respectively.

15.	SHAREHOLDERS’ EQUITY AND ISSUED CAPITAL

As of September 30, 2014, the capital stock of MetroGas amounts to Ps. 569,171 thousand, which is fully subscribed, registered and paid-in and it is composed of the following classes of shares:

Classes of shares	Subscribed, registered and paid in (thousands of Ps.)
Outstanding:

Common certified shares, of Ps. 1 par value and 1 vote each:

Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock at 09.30.14	569,171

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

MetroGAS’ shareholders decided at the Shareholders meeting held on the 28th of April of 2014 to proceed to a mandatory reduction of the company’s issued capital. Therefore, negative retained earnings corresponding to the business year ended on December 31, 2013 were partially affected against the Legal reserve for Ps.45,376 thousand and against Adjustments to issued capital for the sum of Ps. 684,769 thousand, keeping a negative balance of Ps.147,937 thousand in Unappropriated retained earnings as of such date, which added to the negative result for the nine months period ended on September 30, 2014 amounting to Ps. 354,311 thousand, yielded a total amount of Ps.502,248 thousand as of September 30, 2014 for Unappropriated retained earnings.

Notwithstanding the actions taken to revert the situation as of December 31, 2013 where the company is affected by the provisions of Clause 206 of the Law 19.550 (Corporations Law), should the negative results persist during 2014 the company will need to take additional measures to reestablish equity balance.

16.	OTHER TAXES PAYABLES

	09.30.14	12.31.13
Non current:
Others taxes	7,030	7,898

Total non current	7,030	7,898

Current:
Value added tax	33,216	21,569
GCABA study, revision and inspection of works in public space levy	37,937	28,973
GNC Tax	5,115	4,954
Turnover tax	21,640	6,365
Provincial and municipal taxes	40,966	29,140
Hydric infraestructure rate	3,175	1,515
Others taxes	812	1,641

Total current	142,861	94,157

Total	149,891	102,055

The carrying amount of the Company’s other taxes payables are denominated in pesos.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The aging analysis of other taxes payables is as follows:

	09.30.14	12.31.13
-Becoming due
under 3 months	142,800	85,607
from 3 to 6 months	—	2,850
from 6 to 9 months	61	2,850
from 9 to 12 months	—	2,850
from 1 to 2 years	878	987
more than 2 years	6,152	6,911

Subtotal	149,891	102,055

Total	149,891	102,055

17.	FINANCIAL DEBT

	09.30.14	12.31.13
Non current:
Negotiable Obligations	1,273,408	931,351
Negotiable Obligations related parties	29,213	21,375

Total Non current	1,302,621	952,726

Current:
Negotiable Obligations Interest to be paid	36,654	398
Related parties	102,027	—

Total Current	138,681	398

Total	1,441,302	953,124

The table below shows the changes occurred in the balance of financial debt as of September 30, 2014:

	09.30.14	12.31.13
Balance at beginning of year	953,124	—
Initial recognition Notes at fair value as of 11 January, 2013	—	646,996
Proceeds from YPF loan	90,000	—
Notes of Late Verification	25	—
Accrued interest at effective interest rate - Notes (1)	141,364	115,298
Accrued interest on YPF loan	12,027	—
Exchange loss	282,885	221,117
Interest payment	(38,123)	(30,287)

Balance at end of period	1,441,302	953,124

(1)	Includes accrued interest on notes issued to YPF.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The aging analysis of financial debt is as follows:

	09.30.14	12.31.13
-Becoming due
under 3 months	36,654	398
from 3 to 6 months	51,859	—
from 6 to 9 months	50,168	—
more than 2 years	1,302,621	952,726

Subtotal	1,441,302	953,124

Total	1,441,302	953,124

Negotiable Obligations

Information related with negotiable obligations (“Notes”) is detailed in Note 17 to the consolidated financial statements as of December 31, 2013.

No event of default has occurred as of September 30, 2014. During the present period the Company has complied with the terms and covenants established under the Offering Circular.

On January 29, 2014, MetroGAS issued:

•	Notes of Capitalization

•	Additional Series A-L December 2013: U$S 3,516,500

•	Additional Series A-U December 2013: U$S 371,456

On April 28, 2014, the Board of Directors of MetroGAS decided by a majority of votes to pay in cash interest for up to U$S 4,750,000, capitalize the remaining amount of the portion subject to capitalization of interest due and payable on June 30, 2014 and issue Additional Negotiable Obligations for said capitalization.

On July 17, 2014, MetroGAS issued:

•	Notes of Capitalization

•	Additional Series A-L June 2014: U$S 3,516,500

•	Additional Series A-U June 2014: U$S 371,044

Having the limit date (June 30th, 2014) been reached, and given the fact that no triggering events occurred, Class B Notes were cancelled and the company does not owe anything in relation to them.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Related parties

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF. YPF’s credit facility proposal has a BADLAR cost plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of September 30, 2014 the Company has made use Ps. 90,000 thousand of this facility.

18.	REORGANIZATION LIABILITIES

	09.30.14	12.31.13
Non current:
Taxes payable	15,999	16,262
Trade payables	186	181
Salaries and social security	336	597

Total Non current	16,521	17,040

The carrying amount of the Company’s reorganization liabilities are denominated in pesos.

19.	PROVISIONS

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 12.31.13	37,877	9,027	11,400	58,304
Increases (recoveries) of the period (*)	15,380	13,706	—	29,086
Decreases of the period	(513)	—	—	(513)

Balance at 09.30.14	52,744	22,733	11,400	86,877

(*)	Charge to other income and expenses (see Note 25).

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

20.	TRADE PAYABLES

	09.30.14	12.31.13
Gas and transportation creditors	451,819	187,097
Other purchases and services creditors	81,246	77,117
Trust Fund Decree No. 2407	2,300	—
Trust Funds	106,504	77,147
Related parties	219,939	120,102
Resolution I-2621/2013	28,793	126

Total	890,601	461,589

The carrying amount of the Company’s trade payables are denominated in the following currencies:

	09.30.14	12.31.13
Pesos	699,697	388,536
U$S	190,738	72,963
Euros	43	90
Pound sterling	123	—

Total	890,601	461,589

The aging analysis of the trade payables is as follows:

	09.30.14	12.31.13
-Past due
under 3 months	159,011	147,124
from 3 to 6 months	8,032	54,575
from 6 to 9 months	7,245	17,780
from 9 to 12 months	16,976	12,469
from 1 to 2 years	41,283	—
more than 2 years	90	90

Subtotal	232,637	232,038

-Becoming due
under 3 months	657,964	229,551

Subtotal	657,964	229,551

Total	890,601	461,589

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

21.	SALARIES AND SOCIAL SECURITY

	09.30.14	12.31.13
Salaries	2,640	6,429
Social security	11,582	13,514
Related parties	6,846	5,249
Thirteenth month salary provision	8,395	—
Vacation provision	42,874	22,855
Bonus provision	20,113	12,819
Others	1,503	144

Total	93,953	61,010

The carrying amount of the Company’s salaries and social security are denominated in pesos.

The aging analysis of the salaries and social security is as follows:

	09.30.14	12.31.13
-Becoming due
under 3 months	40,859	60,851
from 3 to 6 months	9,354	—
from 6 to 9 months	34,157	—
from 9 to 12 months	9,583	159

Subtotal	93,953	61,010

Total	93,953	61,010

22.	OTHER ACCOUNTS PAYABLE

	09.30.14	12.31.13
Directors fees	180	—
Payables for works on behalf of third parties	32,797	8,475
ENARGAS’ Fines	2,276	2,276
Miscellaneous	246	—

Total	35,499	10,751

The carrying amount of the Company’s other accounts payable is denominated in pesos.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The aging analysis of the other accounts payables is as follows:

	09.30.14	12.31.13
-Without due	12,005	10,751

-Becoming due
from 3 to 6 months	11,781	—
from 6 to 9 months	11,713	—

Subtotal	23,494	—

Total	35,499	10,751

23.	REVENUES

	For the nine months period ended		For the three months period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Gas sales	1,377,047	700,170	717,518	311,390
MetroENERGÍA’s gas sales and transportation	1,012,302	484,973	411,817	197,198
Transportation and distribution services	136,715	154,451	45,107	66,543
Other sales	25,553	29,628	18,128	18,846
Natural gas liquids processing	1,807	69,102	1,807	1,420
MetroENERGÍA’s other revenues	17,013	11,046	4,894	4,398

Total	2,570,437	1,449,370	1,199,271	599,795

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

24.	EXPENSES BY NATURE

	For the nine months period ended
	09.30.14				09.30.13
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	103,636	102,229	72,467	278,332	205,305
Social security contributions	22,651	15,996	16,084	54,731	41,248
Cost of natural gas	1,498,764	—	—	1,498,764	645,112
Transportation of natural gas and processed natural gas	169,823	—	—	169,823	155,527
Directors’ and members of Supervisory committee fees	—	1,635	—	1,635	1,197
Fees for professional services	156	6,121	322	6,599	6,343
Sundry materials	6,451	—	—	6,451	7,213
Fees for sundry services	18,269	13,439	36,548	68,256	50,876
Post and telephone	434	2,731	26,081	29,246	21,808
Leases	19	1,535	1,759	3,313	2,650
Transportation and freight charges	—	3,683	—	3,683	2,159
Office materials	694	1,379	296	2,369	2,011
Travelling expenses	409	363	199	971	845
Insurance premium	—	6,705	1	6,706	5,858
Fixed assets maintenance	44,097	33,897	1,066	79,060	59,322
PP&E and Investment properties depreciation	52,018	12,639	—	64,657	60,216
Taxes, rates and contributions	27,300	38,236	82,400	147,936	120,887
Publicity	—	—	3,331	3,331	1,421
Doubtful accounts	—	—	9,781	9,781	3,503
Bank expenses and commissions	—	406	11,731	12,137	9,450
Others expenses	2,879	262	816	3,957	6,847

Total as of September 30, 2014	1,947,600	241,256	262,882	2,451,738

Total as of September 30, 2013	1,056,963	159,537	193,298		1,409,798

	For the three months period ended
	09.30.14				09.30.13
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	37,137	42,190	27,628	106,955	76,022
Social security contributions	8,230	6,073	6,192	20,495	15,554
Cost of natural gas	733,666	—	—	733,666	285,933
Transportation of natural gas and processed natural gas	57,386	—	—	57,386	51,456
Directors’ and members of Supervisory committee fees	—	759	—	759	495
Fees for professional services	54	1,818	165	2,037	2,855
Sundry materials	3,627	—	—	3,627	2,863
Fees for sundry services	6,370	5,119	14,286	25,775	18,748
Post and telephone	217	1,139	10,649	12,005	8,311
Leases	-28	576	525	1,073	921
Transportation and freight charges	—	1,782	—	1,782	898
Office materials	112	721	197	1,030	773
Travelling expenses	178	161	87	426	308
Insurance premium	—	2,490	—	2,490	2,222
Fixed assets maintenance	18,397	11,395	832	30,624	22,763
PP&E and Investment properties depreciation	17,485	4,501	—	21,986	20,524
Taxes, rates and contributions	10,034	13,754	40,236	64,024	30,175
Publicity	—	—	1,602	1,602	599
Doubtful accounts	—	—	9,829	9,829	571
Bank expenses and commissions	—	192	5,579	5,771	3,643
Others expenses	1,220	130	155	1,505	1,786

Total as of September 30, 2014	894,085	92,800	117,962	1,104,847

Total as of September 30, 2013	413,905	60,716	72,799		547,420

The expenses included in the above table are net of the Company’s own expenses capitalized in properties, plant and equipment for Ps. 10,737 thousand at September 30, 2014 and for Ps. 9,584 thousand at September 30, 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

25.	OTHER INCOME AND EXPENSES

	For the nine months period ended		For the three months period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Leases	810	1,111	—	1,111
Result from sales of Investment Properties	8,067	—	—	—
Publicity	555	630	48	68
Other income	5,582	2,330	1,062	1,161
Revenues from rendering services to Controlling Company	2,095	559	765	559
Increases in provisions for contingencies	(29,086)	47,210	(13,846)	49,944

Total	(11,977)	51,840	(11,971)	52,843

26.	NET FINANCE RESULTS

	For the nine months period ended		For the three months period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Finance income
Financial assets at fair value	12,611	12,621	4,935	6,421
Exchange difference on cash and cash equivalents	1,416	—	178	—

	14,027	12,621	5,113	6,421

	For the nine months period ended		For the three months period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Finance costs
Exchange difference on financial debt	282,885	123,751	45,908	57,264
Exchange difference on cash and cash equivalents	—	1,508	—	(96)
Accrued interest on notes	141,364	80,302	48,989	30,305
Accrued interest on YPF loan	12,027	—	5,171	—
Others	13,695	11,862	5,561	4,838

	449,971	217,423	105,629	92,311

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

27.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The following table shows the changes and breakdown of deferred income tax assets and liabilities:

MetroGAS

Deferred income tax assets

	Trade receivables	Provisions	Others	Total deferred tax assets
Balances at 12.31.13	81,298	21,235	(59)	102,474
Movements of the period	10,090	10,000	(39)	20,051

Balances at 09.30.14	91,388	31,235	(98)	122,525

Deferred income tax liabilities

	Properties, plant and equipment	Financial debt	Others	Total deferred tax liabilities	Total net deferred tax liabilities
Balances at 12.31.13	(225,430)	(101,389)	(394)	(327,213)	(224,739)
Movements of the period	7,185	(16,062)	418	(8,459)	11,592

Balances at 09.30.14	(218,245)	(117,451)	24	(335,672)	(213,147)

MetroENERGÍA

Deferred income tax assets

	Trade receivables	Others	Total
Balances at 12.31.13	1,645	(538)	1,107
Movements of the period	3,832	(106)	3,726

Balances at 09.30.14	5,477	(644)	4,833

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Below is the reconciliation between the income tax charged to results and the amount resulting from the application of the corresponding tax rate to the accounting result before income tax:

	For the nine months period ended		For the three months period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Income tax expense on pre tax income	115,228	(225,428)	6,322	(6,765)
Tax effect due to:
Non deductible expenses and non taxable income	2,536	(1,518)	(1,591)	(330)
Tax loss carry forwards not recognized	(134,554)	—	(3,383)	—
Minimum presumed income tax not recognized	(8,532)	(10,965)	(3,795)	(3,711)

Total income tax charged to results	(25,322)	(237,911)	(2,447)	(10,806)

Below is the reconciliation between the tax charged to results and the income tax determined for fiscal purposes:

	For the nine months period ended		For the three months period ended
	09.30.14	09.30.13	09.30.14	09.30.13
Income tax determined for fiscal purposes MetroGAS	134,554	(102,975)	3,383	26,211
Income tax determined for fiscal purposes MetroENERGÍA	(32,108)	(21,509)	(10,137)	(11,722)
Temporary differences	15,318	(105,526)	11,485	(24,648)
2012 Tax loss adjustment	—	3,064	—	3,064
Minimum presumed income tax not recognized	(8,532)	(10,965)	(3,795)	(3,711)
Tax loss carry forwards not recognized	(134,554)	—	(3,383)	—

Total income tax charged to results	(25,322)	(237,911)	(2,447)	(10,806)

The remaining tax losses carry-forward as of September 30, 2014 amounted to Ps. 201,844 thousand and were not recognized in the financial statements at the end of the period. That tax loss carry-forward could be offset against future results expiring Ps. 67,290 thousand in 2017 and Ps. 134,554 thousand in 2019.

In addition, the tax credit on minimum presumed income tax not recognized in the financial statements as of September 30, 2014 amounted to Ps. 137,776 thousand, expiring between the years 2014 and 2024.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

28.	NET RESULT PER SHARE

The following table shows the net results and the number of shares that have been used to calculate the net basic result per share:

	For the nine months period ended
	09.30.14	09.30.13
Net and comprehensive result for the period attributable to controlling interest	(354,311)	405,190
Average of common shares outstanding	569,171	569,171

Net basic and diluted result per share	(0.62)	0.71

	For the three months period ended
	09.30.14	09.30.13
Net and comprehensive result for the period attributable to controlling interest	(21,106)	7,464
Average of common shares outstanding	569,171	569,171

Net basic and diluted result per share	(0.04)	0.01

29.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

In turn, there are agreements for the rendering of Professional Services from MetroGAS to Gas Argentino in relation to administrative, accounting, tax, finance and legal issues as well as any other issue related to the ordinary operation of Gas Argentino, the value of which has been set pursuant to reasonable market standards for services of this nature.

The information related to changes in the Company’s control is detailed in Note 2.1 to the consolidated financial statements as at December 31, 2013.

The information described in the following charts shows the balances with related companies as of September 30, 2014 and December 31, 2013, as well as operations with these companies for the nine and three months periods ended on September 30, 2014 and 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the nine months period ended
	09.30.14					09.30.13
	Gas & transportation sales	Gas purchases	Finance costs	Other net income	Salaries and others employee benefits	Gas & transportation sales	Other net income	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	—	—	—	2,095	—	—	559	—	—	—

Related parties:
Apache Energía Argentina S.R.L.	—	30,700	—	—	—	—	—	—	—	—
Central Dock Sud S.A.	13,440	—	—	—	—	5,774	—	—	—	—
YPF S.A.	11	268,373	12,027	—	—	34	—	94,754	677	—
Operadora de Estaciones de Servicios S.A.	3,743	—	—	—	—	869	—	—	—	—
Astra Evangelista S.A.	790	—	—	—	—	37	—	—	—	—
ENARSA	—	45,897	—	—	—	—	—	24,565	—	—
Profertil S.A.	56,886	—	—	—	—	—	—	—	—	—
Key directors and management:	—	—	—	—	16,990	—	—	—	—	13,441

	74,870	344,970	12,027	2,095	16,990	6,714	559	119,319	677	13,441

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	For the three months period ended
	09.30.14					09.30.13
	Gas & transportation sales	Gas purchases	Finance costs	Other net income	Salaries and others employee benefits	Gas & transportation sales	Other net income	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	—	—	—	765	—	—	559	—	—	—

Related parties:
Apache Energía Argentina S.R.L.	—	26,501	—	—	—	—	—	—	—	—
Central Dock Sud S.A.	5,200	—	—	—	—	1,420	—	—	—	—
YPF S.A.	3	140,334	5,171	—	—	23	—	37,171	14	—
Operadora de Estaciones de Servicios S.A.	3,318	—	—	—	—	224	—	—	—	—
Astra Evangelista S.A.	766	—	—	—	—	20	—	—	—	—
ENARSA	—	22,725	—	—	—	—	—	24,565	—	—
Profertil S.A.	15,238	—	—	—	—	35	—	—	—	—
Key directors and management:	—	—	—	—	6,828	—	—	—	—	2,285

	24,525	189,560	5,171	765	6,828	1,722	559	61,736	14	2,285

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	09.30.14
	Trade receivables	Other receivables		Trade payable	Financial debt		Salaries and social security
	Current	Current	Non current	Current	Corrientes	Non current	Current
Controlling company
Gas Argentino	—	468	5,373	—	—	—	—

Related parties:
Apache Energía Argentina S.R.L.	—	—	—	4,679	—	—	—
Central Dock Sud S.A.	6,607	—	—	—	—	—	—
Operadora de Estaciones de Servicios S.A.	240	—	—	—	—	—	—
YPF S.A.	(10)	—	—	154,487	102,027	29,213	—
Astra Evangelista S.A.	167	—	—	—	—	—	—
ENARSA	—	—	—	60,773	—	—	—
Profertil S.A.	4,997	—	—	—	—	—	—

Key directors and management:	—	—	—	—	—	—	6,846

	12,001	468	5,373	219,939	102,027	29,213	6,846

	12.31.13
	Trade receivables	Other receivables		Trade payable	Financial debt	Salaries and social security
	Current	Current	Non current	Current	Non current	Current
Controlling company
Gas Argentino	—	615	3,631	—	—	—

Related parties:
Central Dock Sud S.A.	1,090	—	—	—	—	—
Operadora de Estaciones de Servicios S.A.	263	—	—	—	—	—
YPF S.A.	(2)	—	—	104,864	21,375	—
Astra Evangelista S.A.	15	—	—	—	—	—
ENARSA	—	—	—	15,238	—	—
Key directors and management:	—	—	—	—	—	5,249

	1,366	615	3,631	120,102	21,375	5,249

Outstanding amounts have not been guaranteed and will be paid in cash. No guarantees have been given or received. No expenses have been recognized in the current or former periods with respect to uncollectible or doubtful accounts in relation to amounts owed by related parties.

Additionally, in the ordinary course of business, and considering that the Licensee operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, the Company’s customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors.

Also, as mentioned in Note 2.5.1 to the consolidated financial statements as of December 31, 2013 and pursuant to Resolution I-2621/2013 of ENARGAS, MetroGAS currently bills on behalf and for the account of ENARSA the injected volumes in relation to CNG as from June 2013. The net balance of this operation as of September 30, 2014 is shown in Note 20.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Furthermore, as explained in Note 2.6 to the consolidated financial statements as of December 31, 2013, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 20.

Finally, as described in Note 2.4.2 to the consolidated financial statements as of December 31, 2013, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 13 and 20.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Argentine Economic Context and its impact on the Company

Note 2 to the consolidated financial statements as of December 31, 2013, include a detailed description of the economic and regulatory context and of the impact of Emergency Law and regulations thereunder on the Company.

These circumstances have been taken into account by the Management of the Company when making any significant accounting estimates included in these consolidated financial statements, which include estimates for the recoverable value of non-current assets. For this purpose, the Company prepares from time to time an economic and financial forecast on the basis of alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 5.

General

Company’s sales have been highly influenced by weather conditions prevailing in Argentina. Natural gas demand, and consequently sales, are considerably higher during winter months (from May to September) due to the gas volumes sold and the rates mix affecting sales revenues and gross margin.

On account of regulatory changes (see Note 2.4.3 to the consolidated financial statements as of December 31, 2013), on April 20, 2005 the Board of Directors of MetroGAS resolved to create MetroENERGÍA, a corporation whose equity is owned 95% by MetroGAS and whose corporate purpose is to engage, on its own account and on behalf of or in association with third parties, in the sale and purchase and/or transportation of natural gas.

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25,561 and supplementary rules, the Company signed a Provisional Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting in readjust prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point (see Notes 2.1 and 2.2).

Analysis of transactions for the nine months period ended September 30, 2014 and 2013

The sales of the Company for the nine months period ended September 30, 2014 increased by 77.3%, and operating costs rose by 84.3% as compared with the same period in previous fiscal year, as a result of which gross profit increased by Ps. 230,430 thousand, to Ps. 622,837 thousand during the nine months period ended on September 30, 2014, as compared with Ps. 392,407 thousand shown for the same period in the preceding fiscal year.

Administrative expenses increased by 51.2%, from Ps. 159,537 thousand during the nine months period ended on September 30, 2013, as compared with Ps. 241,256 thousand shown for the current period, and selling expenses increased by 36.0%, from Ps. 193,298 thousand, during for the nine months period ended September 30, 2013, to Ps. 262,882 thousand shown for the same period of the present fiscal year.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Consequently, during the nine months period ended September 30, 2014 an operating income of Ps. 106,722 thousand was recorded, as compared to an operating income of Ps. 91,412 thousand for the same period in previous fiscal year.

During the nine months period ended September 30, 2014 net financial results was a loss of Ps. 435,944 thousand, as compared with a loss of Ps. 204,802 thousand sustained in the same period in previous fiscal year.

Also, during the nine months period ended on September 30, 2013 the Company registered a gain from reorganization debt amounting to Ps. 757,470 thousand (see Note 17 to the consolidated financial statements as at December 31, 2013).

Consequently, the Company’s net loss for the nine months period ended September 30, 2014 amounted to Ps. 354,544 thousand, as compared to a net gain of Ps. 406,169 thousand for the same period in previous fiscal year.

Results of Operations and Financial Condition

Sales

Total consolidated sales increased by 77.3% during the nine months period ended September 30, 2014, and amounted to Ps. 2,570,437 thousand, as compared with Ps. 1,449,370 thousand shown for the same period in previous fiscal year.

The increase in sales for the nine months period ended on September 30, 2014, was mainly due to increase in MetroGAS sales to residential customers and increased in MetroENERGÍA sales, partially offset by lower processing natural gas sales.

MetroGAS gas sales to residential customers increased by 106.3%, from Ps. 615,096 thousand to Ps. 1,268,667 thousand for the nine months period ended on September 30, 2013 and 2014, respectively, mainly due to an increase in tariffs for the nine months period ended September 30, 2014, as compared to the same period in the previous fiscal year, according to The Provisional Agreement described in Notes 2.1 and 2.2 of these condensed consolidated interim financial statements, partially offset by decrease of the volumes delivered to this customer category by 12.1%.

MetroGAS gas sales to industrial and commercial customers and governmental entities increased by 27.4%, to Ps. 108,380 thousand during the nine months period ended on September 30, 2014 from Ps. 85,074 thousand during the same period in previous fiscal year, mainly on account of the tariff increases previously mentioned and at a lesser extent of an increase by 2.2% in volumes delivered.

Sales of transportation and distribution services to power stations increased by 7.5%, from Ps. 56,156 thousand during the nine months period ended on September 30, 2013, to Ps. 60,343 thousand for the same period of the present fiscal year, mainly on account of an increase in average prices of sale, and a decrease of the volumes delivered to this customer category by 10.4%.

On the other hand, sales of transportation and distribution services to industrial and commercial customers and governmental entities decreased by 15.5%, from Ps. 59,108 thousand during the nine months period ended on September 30, 2013 to Ps. 49,968 thousand for the same period in the present fiscal year, mainly on account of an decrease in average prices of sale to a lesser extent on account of the 4.5% increase in delivered volumes.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Sales of transportation and distribution services to Compressed Natural Gas (“CNG”) stations decreased by 32.7%, from Ps. 39,187 thousand during the nine months period ended on September 30, 2013, to Ps. 26,404 thousand for the same period of the present fiscal year, mainly on account of an decrease in average prices of sale.

As from July 2013, MetroGAS discontinued the processing of natural gas to obtain hydrocarbons at the General Cerri plant. Subsequently, for the period August-December 2013, an agreement was reached with Transportadora Gas del Sur (“TGS”) to assign those hydrocarbons at the head of the TGS gas pipeline in Exchange of a monthly rate. This agreement has been renewed for the period July-December 2014.

MetroENERGÍA gas sales during the nine months period ended on September 30, 2014 amounted to Ps. 1,029,315 thousand increasing by 107.5% as compared of the same period in previous fiscal year amounted to Ps. 496,019 thousand. This increase was mainly due to an increase in average prices and to a lesser extent on account of the 8.9% increase in delivered volumes.

The table below shows the consolidated sales of the Company by type of service and customer categories for the nine months periods ended on September 30, 2014 and 2013, in thousands of pesos:

	For the nine months period ended September 30, 2014	% of Sales	For the nine months period ended September 30, 2013	% of Sales
MetroGAS
Gas sales:
Residential	1,268,667	49.4	615,096	42.4
Industrial, Commercial and Governmental	108,380	4.2	85,074	5.9

Subtotal	1,377,047	53.6	700,170	48.3

Transportation and Distribution Services
Power Plants	60,343	2.3	56,156	3.9
Industrial, Commercial and Governmental	49,968	1.9	59,108	4.0
Compressed Natural Gas	26,404	1.1	39,187	2.7

Subtotal	136,715	5.3	154,451	10.6

Processed Natural Gas	1,807	0.1	69,102	4.8
Other Gas Sales and Transportation and Distribution Services	25,553	1.0	29,628	2.0

MetroENERGÍA

Gas and transportation sales	1,012,302	39.4	484,973	33.5
Other income	17,013	0.6	11,046	0.8

Total of Sales	2,570,437	100.0	1,449,370	100.0

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below presents the volumes of sales of natural gas and transportation and distribution services by MetroGAS by customer category for the nine months periods ended on September 30, 2014 and 2013, in millions of cubic meters:

	For the nine months period ended September 30, 2014	% of Volumes of gas delivered	For the nine months period ended September 30, 2013	% of Volumes of gas delivered
Gas sales:
Residential	1,607.6	30.4	1,829.0	31.9
Industrial, Commercial and Governmental	373.0	7.1	364.9	6.3

Subtotal	1,980.6	37.5	2,193.9	38.2

Transportation and Distribution Services
Power Plants	1,937.3	36.7	2,162.2	37.7
Industrial, Commercial and Governmental	594.9	11.3	569.4	9.9
Compressed Natural Gas	395.8	7.5	392.3	6.8

Subtotal	2,928.0	55.5	3,123.9	54.4

Processed Natural Gas	—	—	70.1	1.2

Other Gas Sales and Transportation and Distribution Services	371.9	7.0	354.0	6.2

Total delivered volume by MetroGAS	5,280.5	100.0	5,741.9	100.0

Total gas and transportation delivered volume by MetroENERGÍA	706.2	100.0	648.5	100.0

Operating Costs

Operating costs increased by 84.3% amounting to Ps. 1,947,600 thousand during the nine months period ended on September 30, 2014, respect to Ps. 1,056,963 thousand registered during the same period in previous fiscal year. This variation was mainly due to increase in gas purchase costs and in payroll and social contributions, in fixed assets maintenance and repair, in transportation of natural gas cost, in properties, plant and equipment depreciation and in sundry materials.

The costs of natural gas purchases increased by 132.3%, from Ps. 645,112 thousand for the nine months period ended on September 30, 2013 to Ps. 1,498,764 thousand during the same period in present fiscal year, mainly as a result of increased in average price gas purchased by MetroGAS and MetroENERGÍA. During the nine months period ended on September 30, 2014 2,579.3 million cubic meters were purchased by MetroGAS, and 706.2 million cubic meters by MetroENERGÍA, which as a whole represent a 1.0% decrease with respect to gas volumes purchased in the same period in previous fiscal year.

Gas transportation costs increased by 9.2% during the nine months period ended on September 30, 2014 as compared with the same period in previous fiscal year as a consequence of the tariff increases for gas transportation established by the ES Resolution No. 226/14.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below shows the operating costs and expenses of the Company by type of expenses for the periods ended on September 30, 2014 and 2013, in thousands of pesos.

	For the nine months period ended September 30, 2014	% of Total Operating Costs	For the nine months period ended September 30, 2013	% of Total Operating Costs
Cost of natural gas	1,498,764	77.0	645,112	61.0
Transportation of natural gas	169,823	8.7	155,527	14.7
Depreciation of PP&E	52,018	2.7	50,023	4.7
Payroll and social contributions	126,287	6.5	89,552	8.5
Fixed assets maintenance	44,097	2.3	40,142	3.8
Fees for sundry services	18,269	0.9	17,651	1.7
Taxes, rates and contributions	27,300	1.4	43,212	4.1
Sundry materials	6,451	0.3	7,213	0.7
Other operating expenses	4,591	0.2	8,531	0.8

Total	1,947,600	100.0	1,056,963	100.0

Administrative Expenses

Administrative expenses increased by 51.2%, from Ps. 159,537 thousand for the nine months period ended on September 30, 2013 to Ps. 241,256 thousand for the current period. This increase was mainly due to the increase in payroll and social contributions, in fixed assets maintenance, in taxes, rates and contributions and commissions, in fees for sundry services, in depreciation of PP&E, in fees for professional services, in transportation and freight charges and in post and telecommunication expenses.

Selling Expenses

Selling expenses increased by 36.0%, from Ps. 193,298 thousand for the nine months period ended on September 30, 2013 to Ps. 262,882 thousand for the same period in present fiscal year. This increase was mainly due to the increase in taxes, rates and contributions, in payroll and social contributions, in fees for sundry services, in post and telecommunication expenses, in doubtful account charge, in bank expenses and commissions, and in publicity expenses.

Other income and expenses

Other income and expenses decreased from a gain of Ps. 51,840 thousand for the nine months period ended September 30, 2013 to a loss of Ps.11,977 thousand in the same period in present fiscal year, mainly due to increase of provisions in the current period with respect to provisions registered in the same period in previous fiscal year. This variation was partially offset by the result from sales of investment properties.

Net Financial Results

During the nine months period ended on September 30, 2014 net financial results was a loss of Ps. 435,944 thousand, as compared to a Ps. 204,802 thousand loss for the same period in previous fiscal year. The variation in financial results was mainly due to the loss of the exchange difference on financial debt and an increase in accrued financial interest from the financial debt.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Income Tax

During the nine months period ended on September 30, 2014 the Company accrued loss of Ps. 25,322 thousand, as compared to a loss of Ps. 237,911 thousand shown for the same period in previous fiscal year. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring registered in the previous year.

Net Cash Flows from Operating Activities

Net cash flows from operating activities for the nine months period ended on September 30, 2014 amounted to Ps. 40,811 thousand, as compared with Ps. 289,073 thousand for the same period in previous fiscal year. This change was mainly due to increase in funds used by working capital during the current period with respect to the same period in previous fiscal year, partially offset by an increase in cash flows from operating results.

Net Cash Flows from Investing Activities

Net cash flows from investment activities for the nine months period ended on September 30, 2014 amounted to Ps. 117,122 thousand, as compared with Ps. 118,609 thousand for the same period in previous fiscal year. This variation was mainly due to an increase in PP&E during the present period compared to the same period of the previous fiscal year, partially offset by the proceeds from sales of investment properties.

Net Cash Flows from Financing Activities

Net cash flows generated from financing activities amounted to Ps. 51,877 thousand for the nine months period ended on September 30, 2014 mainly due to the credit facility agreement with YPF amounted to Ps. 90,000 thousand entered in the present period, partially offset by the interest payments on financial debt amounted Ps. 38,123 thousand compared to Ps. 3,109 thousand used in the same period of the previous fiscal year corresponding to the partial payment of interests from the restructuring of debt under the reorganization proceeding.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Liquidity and Capital Resources

Financing

As of September 30, 2014, the financial debt accounted for by Company amounted to Ps. 1,441,302 thousand. Also, nominal debt amounted to U$S 194,329 thousand and Ps. 102,027 thousand.

In compliance with the arrangement made with creditors under the reorganization proceedings, on January 11, 2013 MetroGAS proceeded to exchange the existing Notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes (see Note 17 to the consolidated financial statements).

Comparative Structure of Condensed Interim Consolidated Statement of financial position (1)

Condensed Interim Consolidated Statement of financial positions as of September 30, 2014 and 2013.

	09.30.14	09.30.13
	Thousands of Ps.
Non current Assets	1,924,301	1,833,577
Current assets	1,093,474	766,085

Total assets	3,017,775	2,599,662

Non current Liabilities	1,626,196	1,165,697
Current Liabilities	1,322,006	860,509

Total Liabilities	2,948,202	2,026,206
Non-controlling interest	2,650	1,968
Equity attributable to the owners	66,923	571,488

Total Liabilities and Shareholders’ Equity	3,017,775	2,599,662

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Condensed Interim Consolidated Structure of Profit and loss and other comprehensive income (1)

Condensed Interim Consolidated Statements of Profit and Loss and Other Comprehensive Income for the nine months periods ended on September 30, 2014 and 2013.

	09.30.14	09.30.13
	Thousands of Ps.
Revenues	2,570,437	1,449,370
Operating costs	(1,947,600)	(1,056,963)

Gross profit	622,837	392,407
Administration expenses	(241,256)	(159,537)
Selling expenses	(262,882)	(193,298)
Other income and expenses	(11,977)	51,840

Operating income	106,722	91,412
Finance income	14,027	12,621
Finance cost	(449,971)	(217,423)

Net financial results	(435,944)	(204,802)
Debt restructuring result	—	757,470

Result before income tax	(329,222)	644,080

Income tax and MPIT	(25,322)	(237,911)

Net result for the period	(354,544)	406,169

Other comprehensive result	—	—

Net and comprehensive result for the period	(354,544)	406,169

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Statistical Data

The information shown below makes reference to the nine months periods ended on September 30, 2014 and 2013.

	09.30.14	09.30.13
	Volumes
	In millions of cubic meters
Gas purchased by MetroGAS	2,579.3	2,669.7
Gas contracted by third parties	3,377.8	3,823,0

	5,957.1	6,492.7
Volume of gas withheld:
- Transportation	(378.0)	(407.6)
- Loss in distribution	(298.6)	(339.6)
- Transportation and processing of natural gas	—	(3.6)

Volume of gas delivered by MetroGAS	5,280.5	5,741.9

Volume of gas purchased and delivered by MetroENERGÍA	706.2	584.3

Comparative Indices (1)

The information below makes reference to the periods ended on September 30, 2014 and 2013.

	09.30.14	09.30.13
Liquidity	0.83	0.89
Solvency	0.02	0.28
Inmobilization	0.64	0.71

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Additional Information

Changes in MetroGAS Shares and ADS Prices:

		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1) and (2)
		$	U$S
September	2010	0.69	—	(2)
September	2011	0.96	—
September	2012	0.48	—
January	2013	0.87	—
February	2013	0.67	—
March	2013	0.70	—
April	2013	0.76	—
May	2013	0.88	—
June	2013	0.71	—
July	2013	0.77	—
August	2013	0.84	—
September	2013	1.10	—
January	2014	1.26	—
February	2014	1.33	—
March	2014	1.74	—
April	2014	2.05	—
May	2014	3.50	—
June	2014	3.74	—
July	2014	3.40	—
August	2014	3.66	—
September	2014	4.85	—

(1)	Prices on the last business day of each month (except for (2)).
(2)	On June 17, 2010, the NYSE announced the immediate suspension of MetroGAS ADSs from listing on such exchange due the Company’s announcement of its voluntary petition for reorganization proceedings on such date.

Perspectives

MetroGAS intends to focus its efforts on ensuring the continuity of its business, maintaining gas supply quality and reliability, complying with basic License rules and finally, on the basis of the outcome of the License agreement renegotiation, MetroGAS will define its new strategy towards the future and in relation to matters such as business planning, business policy and an the development of an investment plan.

Autonomous City of Buenos Aires, November 3, 2014

David Tezanos Gonzalez

Chairperson

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.

Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

Independent Auditors’ Report

(Review of condensed interim consolidated financial statements)

To the President and Directors of

METROGAS SOCIEDAD ANÓNIMA

Gregorio Aráoz de Lamadrid 1360

Buenos Aires, Argentina

1.	Identification of the condensed interim consolidated financial statements subject to review

We have reviewed the accompanying condensed interim consolidated financial statements of METROGAS SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned as “METROGAS S.A.” or the “Company”) which comprise the consolidated statement of financial position as of September 30, 2014, and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended and the supplemental information included in their Notes 1 to 29.

The figures and other information corresponding to the fiscal year finished on December 31, 2013 and for the nine-month period ended September 30, 2013, after giving consideration of what is mentioned in Note 3 to the accompanying condensed interim consolidated financial statements, are an integral part of the condensed interim consolidated financial statements mentioned above and are intended to be read only in relation to the figures and other information of the current interim period.

2.	Company’s Board of Directors responsibility for the condensed interim consolidated financial statements

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying condensed interim consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as accounting standards, as they were approved by the International Accounting Standards Board (“IASB”), and incorporated by the Argentine Securities Commission (“CNV”) to its regulation, and, therefore, is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, in accordance with the International Accounting Standard N° 34 “Interim Financial Reporting”. Moreover, the Company’s Board of Directors is responsible of an internal control system as it determines necessary to enable the preparation of financial statements that are free from material misstatements.

Deloitte & Co. S.A. Registro de Soc. Com. CPCECABA - T°1 Folio 3

3.	Auditor’s responsibility

Our responsibility is to report on these accompanying condensed interim consolidated financial statements based on our review. We have conducted our review in accordance with the International Standard on Review Engagements (“ISRE”) adopted by the FACPCE through the Technical Resolution N° 33, as they were issued by the International Auditing and Assurance Standards Board (“IAASB”) of the International Federation of Accountants (“IFAC”). These standards require that we comply with ethical requirements.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Conclusion

Based on our review, we are in a position to report that nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements of METROGAS S.A. corresponding to the nine-month period ended September 30, 2014 are not presented, in all of its significant matters, in accordance with International Accounting Standard N° 34.

5.	Additional explanatory paragraphs

Without modifying our previous conclusion, we emphasize that as mentioned in more detail in Note 5.1 to the consolidated financial statements of METROGAS S.A. as of December 31, 2013, the Company has prepared its projections with the aim of determining the recoverable value of properties, plant and equipment, based on assumptions made related to the expected final outcome of the tariff renegotiation process. The cash flows and actual future results may differ from the estimates and assessments made by the Management as of the date of preparation of those financial statements. In this regard, we are not in a position to estimate whether the assumptions used by the Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of properties, plant and equipment will exceed the respective net book values.

6.	English translation of statutory condensed interim consolidated financial statements

This report and the condensed interim consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying condensed interim consolidated financial statements are the English translation of those originally issued by METROGAS SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Accounting Standard N° 34.

Buenos Aires, Argentina

November 3, 2014

Deloitte & Co. S.A.

Fernando G. del Pozo

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally consolidated and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

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